Fortis Inc.	Free Writing Prospectus
Treasury Offering of Common Shares	Filed pursuant to Rule 433
Term Sheet	Registration No. 333-228593

November 25, 2019

A final base shelf prospectus dated December 6, 2018 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and “Risks Related to the Common Shares” in the prospectus supplement.

Fortis Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	Fortis Inc. (the “Corporation”).

Issue:	11,510,000 common shares (the “Shares”).

Issue Amount:	C$600 million (the “Offering”).

Issue Price:	C$52.15 per Share.

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days after closing of the Offering (“Closing”), to purchase up to an additional 1,726,500 Shares at the offering price and on the same terms and conditions as set forth herein to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:

The Corporation intends to use the net proceeds of the Offering and the Concurrent Offering (as defined below) to fund the Corporation’s capital plan, the repayment of indebtedness of the Corporation and for general corporate purposes.

Dividends:

The Corporation currently pays a quarterly dividend of C$0.4775 per Share. On November 20, 2019 the board of directors of the Corporation declared a first quarter dividend for 2020 of C$0.4775 per Share, which will be paid on March 1, 2020 to holders of record on February 18, 2020.

Issue Type and Jurisdictions:

Bought deal by way of a prospectus supplement to the Corporation’s short form base shelf prospectus dated December 6, 2018 to be filed in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Concurrent Offering:

Concurrently with the announcement of the Offering, the Corporation has entered into an agreement with an institutional investor providing for the sale by the Corporation to certain funds managed by the institutional investor of 9,587,728 Shares at a price of C$52.15 per Share, for total gross proceeds of C$500 million (the “Concurrent Offering”). The Concurrent Offering will be completed pursuant to a prospectus supplement filed under the prospectus and, while subject to certain terms and conditions, is not conditional upon the completion of the Offering. The completion of the Offering is not conditional on the completion of the Concurrent Offering.

Listing:	The Shares are listed on the TSX and the NYSE under the symbol “FTS”.

Eligibility:	Subject to customary qualifications, the Shares will be qualified investments for RRSPs, RRIFs, RESPs, RDSPs and TFSAs.

Bookrunners:	Scotia Capital Inc., CIBC Capital Markets and RBC Capital Markets.

Commission:	4.00%, payable upon Closing.

Closing:	On or about December 3, 2019.